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May 21, 2007

Writer's Direct Contact
213.892.5290
ASussman@mofo.com
Via Edgar and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Kathleen Krebs, Esq.

Re:	FP Technology, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-140869
Filed May 8, 2007

Dear Ms. Krebs:

This letter is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated May 15, 2007 (the “Staff Letter”) with respect to Amendment No. 3 to Registration Statement on Form SB-2 filed by FP Technology, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on May 8, 2007 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for convenience.

1.
We note the reduction in the number of shares offered in response to prior comment one in our letter dated March 23, 2007. However, the reduced amount being offered relative to the number of shares held by non-affiliates is still significant (38%). Therefore, we reissue our prior comment one. Please revise the offering so that the terms are consistent with a primary offering or provide us with your analysis as to why the offering should be considered a secondary offering, addressing the relevant bullets set forth in prior comment one.

In response to the Staff’s prior comments, the Company has, in Amendment No. 3, amended the Registration Statement to remove from the Registration Statement an aggregate of (i) 571,798 shares of common stock, (ii) 1,040,000 shares issuable upon conversion of Senior Secured Convertible Notes due 2009, and (iii) 1,650,000 shares of common stock issuable upon exercise of warrants. Amendment No. 3 now covers only 1,500,000 shares of common stock, and no shares issuable upon the exercise or conversion of derivative instruments (convertible notes or warrants). The Company further intends, in the next amendment, to remove an additional 68,000 shares of common stock, so that the Registration Statement will cover only 1,432,000 shares of common stock and no shares issuable upon the exercise or conversion of derivative instruments.

Kathleen Krebs, Esq.
May 21, 2007
Page Two

    The 1,432,000 shares to be included in Amendment No. 4 will represent 17.5% of the Company’s 8,164,239 outstanding shares of common stock at April 30, 2007, and 32.4% of the 4,422,300 shares held by non-affiliates as of that date (based on the beneficial ownership table contained in the Registration Statement). We believe these amounts are within the Staff’s currently articulated guidelines that less than one-third of an issuer’s public float be registered in connection with a transaction eligible to be made on a shelf basis under Rule 415(a)(1)(i).

    Moreover, the Company believes that the nature of this offering correctly supports its characterization as a secondary offering by selling stockholders. As presented in more detail below, among other things:

•
The selling stockholders received the shares being registered in this offering in connection with a restructuring in January 2007 of a $50 million “SPAC” transaction originally completed in March 2006. The selling stockholders’ investment in the Company began 14 months ago (except for JP Morgan, discussed further below). This supports the Company’s view that the shares being registered were not acquired from the Company with a view towards their distribution.

•
The type of transaction under which the shares were issued is qualitatively different from the type of “extreme convertible note” offerings that have been associated with market abuse in the past. First, the shares underlying the convertible notes and warrants have been removed from the Registration Statement - only outstanding shares are being registered. Second, with respect to the convertible notes and warrants that were issued in the Exchange transaction, their conversion and exercise prices are only subject to customary anti-dilution protection (i.e., upon a stock split, distribution of assets or dilutive issuance based on a broad-based weighted average formula), and are not based on the market price of the Company’s shares.

•	None of the selling stockholders are affiliates of the Company or have “control” over the Company.

•	There are 10 distinct selling stockholders or selling stockholder groups, none of whom beneficially own more than 10% of the Company’s outstanding common stock.

Kathleen Krebs, Esq.
May 21, 2007
Page Three

Analysis

Under Rule 415(a)(1)(i), securities may be registered for an offering to be made on a continuous or delayed, as long as the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The shares being registered pursuant to the Registration Statement are not being offered or sold on behalf of the Company, but rather on behalf of the named selling stockholders, none of whom is an affiliate of the Company.

As discussed below, the Company believes that upon review of the factors identified by the Commission in Division of Corporate Finance Manual of Publicly Available Telephone Interpretations, Section D, Number 29, as well as the guidelines recently articulated by the Staff in public comments, this offering is best characterized as a secondary offering eligible for registration on a delayed or continuous basis. Therefore, the Company respectfully submits that as currently constituted, the Registration Statement is appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i).

As requested by the Staff, our analysis below addresses the relevant bullet points identified in Comment No. 1 to the Staff’s letter dated March 23, 2007.

(a)  The number of selling shareholders and the percentage of the overall offering made by each shareholder;

(b)  The date on which and the manner in which the selling shareholders received the shares and/or the overlying securities;

(c)  The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

(d)  Any relationships among the selling shareholders;

(e)  The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or their affiliates in fees or other payments;

(f)  The discount at which the shareholders will purchase the common stock underlying the senior convertible notes and warrants (or any related security, such as options); and

(g)  Whether or not any of the selling shareholders is in the business of buying and selling securities.

Kathleen Krebs, Esq.
May 21, 2007
Page Four

    (a) The number of selling shareholders and the percentage of the overall offering made by each shareholder.

The 1,432,000 shares to be included in Amendment No. 4 are held by the 12 selling stockholders named in the Registration Statement, as follows:

o	405,000 shares, or 28.3% of the shares being registered, are being registered on behalf of J.P. Morgan Securities Inc. (J.P. Morgan Securities is a broker-dealer).

o	262,500 shares, or 18.3% of the shares being registered, are being registered on behalf of Radcliffe SPC, Ltd.

o	240,000 shares, or 16.8% of the shares being registered, are being registered on behalf of Cheyne Fund LP and Cheyne Leverage Fund.

o	202,500 shares, or 14.1% of the shares being registered, are being registered on behalf of JMG Capital Partners, LP and JMG Triton Offshore Fund, Ltd.

o	112,000 shares, or 7.8% of the shares being registered, are being registered on behalf of Context Advantage Master Fund, L.P.

o	75,000 shares, or 5.2% of the shares being registered, are being registered on behalf of Plexus Fund Limited.

o	60,000, or 4.2% of the shares being registered, are being registered on behalf of Laurel Ridge Capital, LP.

o	30,000 shares, or 2.1% of the shares being registered, are being registered on behalf of Smithfield Fiduciary LLC.

o	30,000 shares, or 2.1% of the shares being registered, are being registered on behalf of Wolverine Convertible Arbitrage Fund Trading Limited (Wolverine is an affiliate of a broker-dealer).

o	15,000 shares, or 1.0% of the shares being registered, are being registered on behalf of Cranshire Capital, LP.

As indicated above, the shares being registered in the offering are broadly distributed among a significant group of selling stockholders, none of whom is the beneficial owner of more than 10% of the Company’s common stock. In addition, no one stockholder represents a large percentage of the shares being registered for resale. Of the selling stockholders, only J.P. Morgan Securities Inc. (“JP Morgan”) holds more than 20% of the shares being registered, with the other selling stockholders holding between 1.0% and 18.3% of the overall offering. (As discussed further under paragraph (g) below, JP Morgan originally acquired its position in the Company in September 2006 upon liquidation of a fund managed by Amaranth Advisors LLC.)

Such an allocation of securities among selling stockholders is typical of a bona fide private placement with one lead investor, and is not indicative of a situation where a small number of affiliated investors engage in abusive market practices. We believe that the relatively even distribution of shares among this significant group of unrelated stockholders supports the Company’s position that this offering is a secondary offering by selling stockholders.

(b) The date on which and the manner in which the selling shareholders received the shares and/or the overlying securities.

All of the shares issued to the selling stockholders were issued on January 24, 2007 in partial exchange for CAP Notes and CAP Warrants originally issued on March 29, 2006, as described further in the Registration Statement. The initial decision to invest in the Company was made by the selling stockholders on March 29, 2006, and the investors have held an interest in the Company’s securities for almost 14 months (with the exception of JP Morgan, which acquired CAP Notes and CAP Warrants in September 2006 upon liquidation of a fund managed by Amaranth Advisors LLC, as described further below). In late 2006, following the liquidation of Amatis Limited and the resulting transfer of its position to JP Morgan, the Company concluded that it was unlikely to obtain the required 75% noteholder approval to utilize the cash from the CAP Notes in an acquisition transaction. The Company therefore decided to restructure the CAP Note financing. The exchange transaction was fully negotiated at arms’ length by the parties and their counsel, and approved by all of the noteholders.

Although the selling stockholders have held the shares issued in the Exchange since January 2007, each of the selling stockholders (or their predecessors in the case of JP Morgan) has borne, and continues to bear, the economic and market risk of owning the Company’s securities since March 2006. We believe that this holding period strongly supports the Company’s view that such shares of common stock were not acquired with a view towards distribution of the securities, and that the resale of such shares is not a primary offering by the Company.

Kathleen Krebs, Esq.
May 21, 2007
Page Five

    (c) The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

None of the selling stockholders is an affiliate of the Company. Also, none of the selling stockholders has a relationship with the Company independent of its acquisition of securities in the CAP Financing and the Exchange, except as set forth below.

Director Mark Tunney, who was appointed a director in April 2007, has an indirect financial relationship with JMG Capital Partners LP and JMG Triton Offshore Fund, Ltd. (collectively, “JMG”) through Lionshead Capital Management, LLC (“Lionshead”), a firm which Mr. Tunney owns and manages. There was no prior arrangement to appoint Mr. Tunney a director, due to his involvement with JMG or otherwise.

Lionshead acted as a consultant to the investment managers of JMG in connection with their original participation in the CAP Financing in March 2006. Under a pre-existing arrangement, Lionshead participates in the net profits of transactions that JMG consummates as a result of Lionshead’s efforts, which includes the CAP Financing and the Exchange. However, neither Lionshead nor Mr. Tunney holds voting or investment control over the shares in the Company held by JMG, which are independently managed by the advisors to the JMG funds.

Other than as described above, no selling stockholder has a relationship with the Company or is an affiliate of the Company, which supports the Company’s view that shares being offered under the Registration Statement are appropriately characterized as a secondary offering.

(d) Any relationships among the selling shareholders.

To the Company’s knowledge, there are no relationships among the selling stockholders, other than two instances of sub-funds within a common family of funds (Context and Cheyne). The Company believes that this factor provides further support for its view that the selling stockholders are not acting indirectly, and do not have the ability to act, for the Company with respect to this or any other transaction.

(e) The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or their affiliates in fees or other payments.

On January 24, 2007, the Company issued in the Exchange transaction the following securities, with a total value of $22,239,713:

•	The 1,432,000 shares being registered under Amendment No. 4, which had a market value upon issuance of $13,604,000 (based on a market value of $9.50 per share at January 23, 2007);

•	A $5,600,000 Senior Secured Convertible Note, initially convertible at $7.00 per share (valued at the greater of $5,600,000 or the implied conversion discount of $2,000,000); and

•	Warrants to acquire 1,214,285 shares at an initial exercise price of $7.00 per share (valued at an implied exercise discount of $3,035,713).

The Company received in the Exchange transaction the following benefits, with a total of $23,750,000 in value:

•	$5,000,000 in net cash (the Company returned $45,000,000 of the $50,000,000 held in a restricted account, and the cash balance of $5,000,000 became unrestricted);

•	Cancelled the outstanding $50,000,000 CAP Notes, which were exchangeable for convertible notes that were convertible at $8.00 per share (an implied conversion discount of $9,375,000);

•	Cancelled the outstanding CAP Warrants exercisable for 6,250,000 shares of common stock at $8.00 per share (an implied exercise discount of $9,375,000).

Kathleen Krebs, Esq.
May 21, 2007
Page Six

    (f) The discount at which the shareholders will purchase the common stock underlying the senior convertible notes and warrants (or any related security, such as options).

None of the shares underlying the senior convertible notes or warrants issued in the Exchange transaction are being registered under the Registration Statement.

With respect to the shares underlying the convertible notes or warrants issued in the Exchange transaction, there is neither an ongoing discount to the market price or a floating conversion price on the notes. The conversion price of the senior convertible notes and warrant exercise price is $7.00 per share, which represented a discount of $2.50 per share from the $9.50 closing price of the Company’s common stock on January 23, 2007, and a discount of $0.50 from the recent $7.50 closing price of the Company’s common stock on May 16, 2007.

(g) Whether or not any of the selling shareholders is in the business of buying and selling securities.

As disclosed under “Selling Stockholders” in the Registration Statement, two of the selling stockholders are broker-dealers or affiliated with broker-dealers. JP Morgan Securities (holding 405,000 shares or 28.3% of the shares being registered) has disclosed to us that it is a broker-dealer and, as such, may be deemed to be an underwriter with respect to shares it may sell under this Registration Statement. However, JP Morgan acquired the Company’s securities when it acquired the assets and obligations of Amaranth Advisors LLC, and not through traditional marketplace activities. Wolverine Convertible Arbitrage Fund Trading Ltd. (“Wolverine”) (holding 30,000 shares or 2.1% of the shares being registered) is an affiliate of a broker dealer.

Each of JP Morgan and Wolverine provided traditional “investment” representations to the Company in the Master Exchange Agreement dated January 24, 2007, including that each of them: (i) acquired the shares being registered as principal for its own account, not with a view to or for distributing or reselling such shares or any part thereof in violation of the securities laws; (ii) has no present intention of distributing any of the shares in violation of the securities law; (iii) has no arrangement or understanding with any other person regarding the distribution of the shares in violation of the securities laws; (iv) is acquiring the shares in the ordinary course of its business; and (v) does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the shares.

In addition, each of JP Morgan and Wolverine advised the Company that (i) they did not as of March 29, 2007 have a short position in the Company’s common stock and/or (ii) it is their policy not to enter into any short sales with respect to any security while in possession of any material, nonpublic information regarding such security. They also made representations as of January 24, 2007 that they did not execute any short sales in the Company’s securities during the period beginning with the delivery of a term sheet setting forth the material terms of the Exchange and January 24, 2007.

As a result, the Company does not believe that either JP Morgan or Wolverine should be properly characterized as an underwriter with respect to the sale of shares under the Registration Statement. Alternatively, if they are deemed underwriters by virtue of their status as broker-dealers, the Company does not believe that their participation in this transaction should render the entire transaction a primary offering.

Kathleen Krebs, Esq.
May 21, 2007
Page Seven

*  *  *

Given the totality of circumstances surrounding the Company’s issuance of the common stock to be registered under Amendment No. 4, we believe that the registration of such shares complies with Rule 415(a)(1)(i) as a bona fide secondary offering. There are 10 distinct selling stockholders or selling stockholder groups, none of whom beneficially own more than 10% of the Company’s common stock. The selling stockholders are not affiliates of the Company and have no control over the Company or ability to exercise control over the market for the Company’s common stock. In addition, the selling stockholders received the shares being registered in this offering in connection with the exchange of certain notes and warrants that have been held by them for approximately 14 months, suggesting that the shares were not acquired with a view towards their distribution. The common stock to be registered was issued in a transaction fully negotiated by the parties and their counsel at arms’ length. For the reasons stated herein, the Company respectfully submits that its registration of the resale of 1,432,000 shares of common stock on Form SB-2 is in compliance with Rule 415(a)(1)(i).

2.
We note your analysis that added disclosure in response to prior comments 10, 11, 16-18 and 21 would be immaterial given compliance with Rule 415(a)(1)(i) and the removal from registration all shares underlying the derivative securities issued in the January 24, 2007 exchange offer. Please note that these comments were intended to elicit disclosure highlighting the economic impact of the company's debt refinancing. In this regard, we believe the disclosure requested is material information for investors and therefore reissue those prior comments from our letter dated March 23, 2007.

We will respond to this comment by separate communication.

With respect to prior comment 21, (requesting (i) a materially complete description of the relationships and arrangements in the past three years or in the future between the Company and the selling stockholders, and (ii) copies of all agreements between the Company and the selling stockholders), please be advised that a full description of the relationships and arrangements between the Company and the selling stockholders is already presented in the Registration Statement and all agreements between the parties are already included as exhibits to the Registration Statement.

Please be advised that on May 17, 2007, the Company filed an amendment to the Form 8-K originally filed on January 25, 2007 to include all of the exhibits and schedules to the Master Exchange Agreement, in response to comment 13 in the Staff’s March 23, 2007 comment letter.

*  *  *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement. Upon completion of the Staff’s review, the Company intends to request acceleration of the effectiveness of the Registration Statement immediately following the update of the Company’s financial statements pursuant to Rule 3-12 of Regulation S-X. The Company’s request for acceleration will include the acknowledgements specified in the Staff Letter.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to the undersigned at (213) 892-5290 or Jeannette Filippone at (858) 314-5412. My facsimile is (213) 892-5454.

Sincerely,

Allen Z. Sussman

cc: William Santo, CEO